Food Company, Inc. One Dole Drive • Westlake Village, CA 91362-7300 • (818) 879-6810 • Fax (818) 879-6754 Email: michael_carter@na.dole.com
C. Michael Carter
Executive Vice President, General Counsel and Corporate Secretary
SUBMITTED VIA EDGAR
March 12, 2009
Mr. John Reynolds
Assistant Director, Division of Corporation Finance
Office of Beverages, Apparel and Health Care Services
Securities and Exchange Commission
Washington, D.C. 20549
Re:	Dole Food Company, Inc.

Letter from the Commission dated February 27, 2009, in response to correspondence submitted by Dole Food Company, Inc. on February 19, 2009, in response to letter from the Commission dated February 4, 2009, in response to correspondence submitted by Dole Food Company, Inc. January 20, 2009, in response to Comment Letter from the Commission dated December 19, 2008, concerning:

Form 10-K for the fiscal year ended December 29, 2007
Form 10-Q for the quarterly period ended October 4, 2008
File No. 1-04455
Dear Mr. Reynolds:
We are in-receipt of the above-captioned letter. We have endeavored to respond fully to your comment and questions. For your convenience, this letter is formatted to reproduce your numbered comment (in italics) and our response to the comment.
General
1.	We have reviewed your response to our prior comment number one of our letter dated February 4, 2009. Please provide a more substantive analysis regarding the substantial competitive harm that would result to Dole had it included the 2007 annual incentive plan performance target in its 2007 annual report. As a general matter, we do not understand how a historical target would provide a competitor with an understanding of your “planned pricing” strategies. Further, please tell us whether you have a long-term incentive plan covering a time period ending with fiscal 2008. If yes, please tell us whether the targets are similar to the 2005-2007 incentive plan. If similar, please tell us whether you will disclose the long-term incentive plan targets in the 2008 annual report. If you cannot, please provide the analysis requested in our

Mr. John Reynolds
March 12, 2009

last letter. In this regard, please note that we are not asking for disclosure of targets applicable to any year or multiple years, if those time periods have not expired.
We thank you for your clarifying comments. With respect to our annual incentive plan for 2007, the sole performance measure was cash flow return on investment; the target number of 14.54% was calculated using our annual budgeted EBITDA divided by budgeted investment. Our annual budget is the budget we use for our business operating and planning purposes — it is not a special “budget” used for compensation purposes. Our actual results were 12.43%. In our calculations, we exclude certain positive and negative items that we believe are not relevant for evaluating the performance of our named executive officers and therefore are not relevant for maintaining incentives that align the interests of management with those of our sole stockholder. With respect to our long-term incentive plans, we can confirm that we had a plan for the three year incentive period 2006 — 2008, and that the measures used in that plan — (1) net revenue in the last year of the three year period, and (2) the average cash flow return on investment for the three-year period — were the same as the measures used in the plan for the 2005 — 2007 incentive plan. The actual target numbers were different, as might be expected. We will disclose the long-term incentive plan targets for the 2006 — 2008 plan in our 2008 annual report.
As requested in your comment letter, we hereby acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosure in our filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We appreciate the opportunity to respond to your comments. If you have further comments or questions, we stand ready to respond as quickly as possible. If you wish to contact Dole, feel free to call me at 818-879-6810, David DeLorenzo (Dole’s President and Chief Executive Officer) at 818-879-6801, Jeffrey Conner (Dole’s Vice President, Associate General Counsel and Assistant Secretary) at 818-879-6834 or Joseph Tesoriero (Dole’s Vice President and Chief Financial Officer) at 818-879-6900.
Sincerely,
/s/ C. Michael Carter
C. Michael Carter
cc:	Jeffrey Conner David A. DeLorenzo Joseph S. Tesoriero